Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Baker Hughes and BJ Services A Compelling Combination 1

Forward-Looking Statements 2 Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the pending business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans, market and other expectations, objectives, intentions and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the Securities and Exchange Commission (the "SEC"), which are available at the SEC's web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Additional Information and Where to Find It 3 On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes' web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services' web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239. Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. Participants in the Solicitation

Agenda This is a winning combination Introducing Baker Hughes How we will drive the integration 4

Baker Hughes (BHI) Has the Highest Respect for BJ Services (BJS) BJS is known throughout the industry for its Customer relationships Distinctive technologies and capabilities We are very excited about combining these strengths with those of BHI, and about what that combination can create 5

The Combination of BHI and BJS Fits Directly with BHI's Core Strategy... 6 Brings strong customer relationships; enables deeper intimacy Fills critical product and technology gaps

....by Helping to Optimize Our Product Portfolio Addresses gaps in our product line Fills important pressure pumping gap Enhances competitive position in other product lines Advances our capabilities in the reservoir Makes us more competitive for integrated operations with the addition of BJS's pressure pumping capabilities Gives us technology play in key market segments Hydraulic fracturing and acidizing Unconventional shale gas, tight gas and oil, international opportunities Offshore pressure pumping and sand control services Cementing Coiled tubing services 7

8 Diversified Oilfield Services Franchises Sources: Bloomberg, Pressure Pumping revenue from Spears & Associates 5% 2008 Revenue, as reported (billions) Pressure Pumping BJS fills gaps in BHI's product offering Other Revenue

9 Leading Positions in Strategically Important Markets 2008 Market Size ($B) Product Line BHI* SLB HAL WFT SII $24.4 Pressure Pumping 3 2 1 6 $15.3 Geophysical Equipment & Services 1 6 $13.9 Directional Drilling, LWD and Mud Logging 2 1 2 4 6 $12.4 Drilling and Completion Fluids, Solids Control 3 2 1 $11.3 Wireline logging 3 1 2 4 7 $7.4 Completion Equipment 1 4 2 3 6 $7.0 ESPs 1 2 $6.4 Rental and Fishing Services 3 1 2 $4.3 Specialty Chemicals 1 4 $3.8 Drill Bits 1 4 2 $3.3 Coiled Tubing 3 1 2 7 Rank of Share in 2008 *Proforma Source: Spears and Associates May 2009 Oilfield Market Report, Baker Hughes; BHI proforma

Together, We Can Now Better Deliver On Our Strategy Combined, we possess a full suite of very strong products and services for the OFS industry We can deliver those products to customers in whatever form they want (single product or integrated solutions) We can leverage our capabilities to bring unique technology, solutions and service to attractive opportunities like Deepwater, Unconventional Gas and Integrated Operations 10

Agenda This is a winning combination Introducing Baker Hughes How we will drive the integration 11

12 We Are a Global Oil Services Company Calgary Houston Rio de Janeiro Paris London Dubai Kuala Lumpur Moscow Mexico City Bogota Caracas Buenos Aires Cape Town Lagos Luanda Beijing Aberdeen Perth Stavanger Cairo Tripoli Algiers Milan Almaty Jakarta Mumbai Dhahran

13 We Have Driven Strong Revenue Growth Across Our Global Footprint and Products Revenue (billions) 2008 Revenue 90+ Countries 2nd highest non-NA in OFS

14 We Have Product and Service Offerings Across Four Key Areas Drill bits Completions Drilling fluids Reservoir management Directional drilling LWD, MWD Artificial lift Specialty chemicals Rock mechanics Wireline formation evaluation Permanent monitoring and chemical injection Sub-surface well consulting Reservoir engineering and simulation Baker Hughes Drilling and Evaluation Baker Hughes Completions and Production Baker Hughes Fluids and Chemicals Baker Hughes Reservoir Analysis

Hughes Christensen Product Line Baker Hughes' Hughes Christensen product line is a leading manufacturer and supplier of Tricone(r) and PDC fixed cutter drill bits to the worldwide oil, natural gas and geothermal industries Competitive drivers Improving rate of penetration Extending run life Improving bit reliability Matching the right bit to the right geology Players Baker Hughes' Hughes Christensen product line Smith International National Oilwell-Varco Halliburton 15 Tricone PDC

INTEQ Product Line Baker Hughes' INTEQ product line provides conventional directional drilling, rotary directional drilling, measurement-while-drilling MWD, logging-while-drilling LWD and well site information services. Competitive drivers include Sophistication and accuracy of measurements Efficiency of the drilling process Equipment reliability Optional well bore placement Optimal well bore quality Players Schlumberger Baker Hughes' INTEQ product line Halliburton 16

Baker Atlas Product Line Baker Hughes' Baker Atlas product line provides wire-line conveyed well logging, data analysis and perforating services for formation evaluation, production and reservoir management Competitive drivers include Data acquisition Reliability Sophistication and accuracy of measurements Ability to interpret results Ability to differentiate technology and services Players Schlumberger Baker Hughes' Baker Atlas product line Halliburton Weatherford 17

Baker Hughes' Baker Oil Tools product line provides downhole completion, workover and fishing technology to ensure safe and efficient hydrocarbon production. Competitive drivers include Engineering and manufacturing quality Reduced well construction costs Enhanced production and ultimate recovery Minimized risk Reliable performance over the life of the well Players Baker Hughes' Baker Oil Tools product line Halliburton Schlumberger Weatherford BJ Services Smith International Baker Oil Tools Product Line 18

Centrilift Product Line Baker Hughes' Centrilift product line provides electric submersible pump ESP and progressing cavity pump PCP systems, applications engineering, project management and well monitoring services. Competitive drivers include System reliability System run-life Optimized production Operating efficiency Service delivery ESP players Baker Hughes' Centrilift product line Schlumberger Wood Group PCP players Weatherford Robbins & Myers Baker Hughes' Centrilift product line 19

Baker Hughes Drilling Fluids Product Line The Baker Hughes Drilling Fluids product line offers environmentally- compliant emulsion and water based fluids, completion fluids and drilling waste management services. Competitive drivers include Improving drilling efficiency Minimizing costs Minimizing environmental impact Minimizing reservoir damage Players MI (Smith-Schlumberger) Halliburton Baker Hughes Drilling Fluids product line 20

Baker Petrolite The Baker Petrolite product line provides chemical technology solutions for hydrocarbon production, transportation and processing including corrosion inhibitors and flow assurance additives. Competitive drivers include Improved production/throughput Reduced maintenance costs/frequency Lower treatment costs/intervals Resolution of environmental issues Players Baker Petrolite product line Nalco Champion Servo GE Water Technology 21

Reservoir Technology and Consulting

Gaffney, Cline and Associates

- Broad reservoir management capabilities
- Integrated technical and reservoir management advice
- Exploration support
- EOR and field development
- Operations management consulting

GCA
Gaffney, Cline & Associates

GeoMechanics International

- Impacts many BHI services
- Leading rock mechanics experts
- Enhance Baker Hughes services
- GMI insights can help BHI develop new technologies and services

GMI
GEOMECHANICS INTERNATIONAL

Baker-RDS

- Subsurface well consulting
- Production technology and management
- Gas storage and CO_2 sequestration
- Unconventional oil & gas production
- Deepwater development solutions

RDS
A Baker Hughes Company

Epic Consulting Services, Ltd.

- Reservoir engineering and simulation
- Geological modeling and analysis

EPIC CONSULTING SERVICES
a division of Baker Hughes Canada Company

22

BAKER HUGHES

The Role of Products and Technology 23

24 Linking Markets and Technology Market segmentation to organize distinct technology capabilities by application Solution segmentation to combine and integrate technologies into workflow Strengthen strategy for core competency development Role of global and regional technology centers

Across the Spectrum of Technology High Volume, Cost- effective Core Technologies Market Segment Research Needs 25

Shift in the marketplace Building capabilities Selectively entering markets Across the Spectrum of Distribution Channels Discrete Product Offerings Bundling / Flexible Services Integrated Offerings Integrated Project Management 26

Lifecycle Management BHOS: Lessons Learned Design Documentation New Products Maintenance/ Inspection Empirical Life Models Validate/Update Analytic Models Commercial Operation Collect Operating and Time-To-Failure Data MaPS/FA Weibull h's, b's Update Design Documentation Models/Methods Product Life Management System Provide Latest Models to R&M Teams "Manage Part Lives" Update Remaining Life of Each Serialized Part Set R(t) Requirements Execute New Design "PDM" DFR Process 27

Complex Fluids Nano Technology High Temperature Electronics Materials Modeling and Simulations Critical Research 28

Technology Globalization 29

30 We Have a Matrixed Organization to Manage Our Complex Global Business Reservoir Technology Nathan Meehan Western Hemi Andy O'Donnell Eastern Hemi Belgacem Chariag Global Products Derek Mathieson CEO Chad Deaton COO Martin Craighead Finance Peter Ragauss Legal Alan Crain HSE & Security Russ Cancilla HR Didier Charreton Regions (multiple) Regions (multiple) Geomarkets (multiple) Geomarkets (multiple) IT Clif Triplet Supply Chain Art Soucy

Geomarkets and Product Line Accountabilities 31 Assume primary P&L responsibility Develop region and geomarket strategy Manage operations: selling / customer management, and well site delivery Develop product strategy Maintain control over key product expertise functions: R&D, marketing, technical standards and technical training, product-specific HS&E standards Geomarkets Product Lines Key Accountabilities Single Face to the Customer Maintain control over execution Technology and Capability Leadership Efficiently develop new products and services

Senior Management



CEO
Chad Deaton
HSE & Security
Legal
COO
Finance
HR
Western Hemi
Andy O'Donnell
Finance
Chris Beaver
HR, Doug de la Morena
US Land
Paul Butero
Gulf of Mexico
Richard Williams
Canada
Mike Davis
Latin America
Nelson Ney
Integrated Ops
Rusty McNicoll
Eastern Hemi
Belgacem Chariag
Finance
Ron Berger
HR, Jim MacDonald
Europe
Gary Rich
Russia Caspian
Dmitry Kuzovenkov
Middle East
Khaled Nouh
Africa
Tom Thissen
Asia Pacific
Richard Ward
Global Products
Derek Mathieson
Finance
Gerald Crader
HR, Dale Kunneman
Reservoir Technology
Nathan Meehan
IT
Clif Triplett
Supply Chain
Art Soucy

32

Typical International Region Structure 33 Region Geomarket Geomarket Geomarket Geomarket Geomarket Marketing / Business Development Geomarkets Finance Legal HR HSE

Typical International Geomarket Structure 34 Sales Present ourselves as a single Baker Hughes Account management (integrated sales) Product line dedicated sales Geomarket Managing Director Operations Deliver superior well- site execution Organized by product line Enables cross product line operational synergies Applications Engineering, Operations and Sales Support Technical sales support "Liaison" with product line organization Support Functions Finance HR Other support functions as needed

US Region Structure


US Land
Paul Butero
Finance
HSE
IT
HR
Legal
Marketing/ BD
Sales
Production Sales
Well Construction Sales
National Sales
Commercial Management
HCC/Inteq/ Drilling Fluids
West
East
Central/South
Fluids
Tech
Performance
R&M
Centrilift/ Petrolite
BPC West
BPC East
BPC South
BPC Central
CL West
CL East/Central
CL South
Reg. Tech/Eng
Dist./Central Services
Oil Tools
West
East
South
Central
Reliability
Apps Eng
Atlas
West
Central/South
East
Regional Ops

35

36 Gulf of Mexico Region Structure Gulf of Mexico Richard Williams Marketing/ BD HR Legal Finance HSE IT Apps Eng/Sales & Ops Support Well Cons. And Prod. Ops Sales BEACON Center Apps Eng Training & Dev Tech Support Atlas Ops Inteq Ops Fluids HCC Ops PQ, BOT, FES Ops Quality Mgmt Technical Svcs Group Trinidad BPC CLT Lafayette New Orleans Commercial Well Construction Account Management

Global Products Structure


Global Products
Derek Mathieson
Finance
HSE
IT
HR
Legal
Drilling & Evaluation
Technology
Drilling Systems
Wireline Systems
Drill Bit Systems
Ops and Tech Support
Completions & Production
Technology
Completion Systems
Wellbore Interventions
Intelligent Prod. Systems
Artificial Lift
Ops and Tech Support
Fluids & Chemicals
Technology
Drilling & Completn. Fluids
Upstream Chemicals
Industrial
Polymers
Pipeline Management
Aquaness, FLO & Crop
Enterprise Marketing
Global Branding, Marketing Comm
Global Market Development
Global Sales Process & Market Analysis
Global Mkting & Sales Training
Global Market Research
Product Line Marketing
Portfolio Mgmt
Reliability
Global Acct Mgmt

37

High Performance Culture 38 38 Core Values HS&E Commitment Completely Compliant ....ethics, laws, safety

Baker Hughes Core Values Integrity We believe integrity is the foundation of our individual and corporate actions that drives an organization of which we are proud We are a responsible corporate citizen committed to the health and safety of people, protection of the environment, and compliance with laws, regulations, and company policies We are honest, trustworthy, respectful and ethical in our actions. We honor our commitments We are accountable for our actions, successes and failures Teamwork We believe teamwork leverages our individual strengths We are committed to common goals We expect everyone to actively participate on the BHI team We openly communicate up, down, and across the organization We value the diversity of our workforce We willingly share our resources 39

40 Baker Hughes Core Values Performance We believe performance excellence will drive the results that differentiate us from our competitors We focus on what is important We establish and communicate clear expectations We relentlessly pursue success We strive for flawless execution We work hard, celebrate our successes and learn from our failures We continuously look for new ways to improve our products, services and processes Learning We believe a learning environment is the way to achieve the full potential of each individual and the company We expect development throughout each individual's career by a combination of individual and company commitment We learn from sharing past decisions and actions, both good and bad, to continuously improve performance We improve by benchmarking and adopting best practices

Health, Safety and Environmental Issues Are Also Among Our Very Top Priorities 41

42 Compliance is Critical at Baker Hughes... We Have Made Significant Investments

Baker Hughes Keys to Success People contributing at their full potential. Everyone can make a difference We understand our priorities and performance goals We drive to do our part every day We support new ideas and take appropriate risks We take action to find and correct problems We commend each other on a job well done Delivering unmatched value to our customers We make it easy for customers to do business with us We listen to our customers and understand their needs We plan ahead to deliver innovative, cost-effective solutions We are dedicated to safe, flawless execution and top quality results 43

Baker Hughes Keys to Success Being cost efficient in everything we do We maintain a competitive cost structure for the long-term We utilize shared services to control cost for the enterprise We seek the best value for Baker Hughes in our relationships with suppliers We ruthlessly eliminate waste without compromising safety or quality Employing our resources effectively We assign our people where they can make the biggest contribution We allocate our investments to leverage the best opportunities for Baker Hughes We handle company assets as if they were our own We manage our balance sheet to enhance return on investment 44

We Are Focused on Tracking Our Progress 45

This is a winning combination Introducing Baker Hughes How we will drive the integration Agenda 46

The Six-Phase Integration Process Has Already Begun 47 Day 1 (Deal Close) Handover to line Deal Announcement Stockholders Approval And Regulatory Approval Final Synergy Report Initial Discussions Integration Complete Prepare, Structure Mobilize and Plan Prepare Day 1 (Deal Close) Identify Synergies and Business Model Secure Line Ownership Realize Deal Success Note - Timing not to scale - for illustrative purposes only.

The Value Created from This Integration Will Come From Several Different Sources 48 Commercial Synergies Products and Technology Better cost Leverage Best People, Capabilities and Practices

49 We Have Established Principles on People Selection that Will Inform Our Processes We want to run a fair process that is transparent to the organizations There are gaps at BHI that need to be filled We want to ensure that BJS is truly a part of the combined organization We want the best people

50 A Program Office (IPO) Has Been Empowered to Drive the Integration Integration Steering Committee BHI Members: Chad Deaton, Peter Ragauss, Derek Mathieson BJS Members: Bill Stewart, Jeff Smith Integration Program Office Integration Program Leader: Andy O'Donnell Integration Program Manager: Don Prejean BJS Coordinator: David Dunlap BJS IPO Liaison: Richard Godfrey Synergies (cost, revenue) Integration enablers (Fin, HR, IT, etc.) Taskforces Key operating principles The IPO is the central coordinating body for the integration Any decisions related to forming the new company will flow through the IPO or Steering Committee Any inter-company contact outside of deal closure or ongoing business must be approved by the IPO

What It Means for Employees BJ and BHI are highly complementary business with little overlap Will accelerate North America growth by strengthening in unconventional gas and deepwater BJS's premiere service lines and strong brand will build upon BHI's international franchise Provides more opportunities for our people 51

Integration: Expect a Smooth Transition BJ Services and Baker Hughes operate independently until the close Deal expected to close in the first calendar quarter of 2010 Deal closing requires stockholders approval and regulatory approval The integration program office (IPO) is in place to make sure the transition is smooth Our similar cultures should facilitate this 52

What You Can Do Businesses as usual until transaction closes Until the merger closes, BJ Services employees and Baker Hughes employees should not discuss the merger or our businesses with one another beyond what you have cooperated on in the past 53

Questions and Answers We look forward to continuing to build a world class company that can deliver a full suite of very strong products and services in whatever form customers want 54